VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

03007585

SUPPL

28 February 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SEC MAIL PROCESSING RECEIVED
MAR 1 2 2003
WASH. D.C. 165 SECTION

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Ms D Bucher
Corporate Administrator

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dlw 3/26

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 10 February 2003 17:17
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

37842.pdf

ASX confirms the release to the market of Doc ID: 37842 as follows:
Release Time: 10-Feb-2003 17:16:57
ASX Code: VRL
File Name: 37842.pdf
Your Announcement Title: Change of Diectors Interest Notice x 3

Rule 3.19A.2

Appendix 3Y

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	20 JANUARY 2003

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2 2003 WASH. DC

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 FEBRUARY 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE RO SHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	2,400	2,400			
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,822,217**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		**6,000,000**			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE RO SHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,390,400	1,390,400			
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		1,397,306			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: AUSTEREO C)UP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd
TOTAL		251,562,594			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE RO SHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	0 930 -930		 05-Feb-03 05-Feb-03	 $12.70 $12.70	
Positive Investments Pty Ltd	4,444,121 930	 4,445,051	 05-Feb-03	 $12.70	Director and shareholder of Positive Investments Pty Ltd
R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
E Alexander	250	250			Held beneficially for G W Burke
TOTAL		4,446,051			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE RO SHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	11,817				
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	20 JANUARY 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 FEBRUARY 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE RO... SHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,819,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE RO SHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**306,906**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **AUSTEREO ( )UP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and Shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		251,562,594			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE RO. SHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,444,121				Director and shareholder of Positive Investments Pty Ltd
	930	4,445,051	05-Feb-03	$12.70	
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
A W Bennallack	250	250			Held beneficially for First Gatoom Pty Ltd
P M Harvie	250	250			Held beneficially for First Gatoom Pty Ltd
TOTAL		4,446,301			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE RO. SHOW CORPORATION LIMITED**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	3,778	3,778			
Zuling Pty Ltd	689	689			Director and shareholder of Zuling Pty Ltd
First Gatoom Pty Ltd	2,892	2,892			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		7,359			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	20 JANUARY 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 FEBRUARY 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE RO SHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	1,000	1,000			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,920,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE RO[illegible] SHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	167	167			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**407,073**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

...ame of Director:	ROBERT GEORGE KIRBY
...ame of Company:	AUSTEREO ( )UP LIMITED
...ame and Type of Security:	ORDINARY SHARES

...IRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
...illage Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
...EG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
...OTAL		251,562,594			

...IRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
...OTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,444,121				Director and shareholder of Positive Investments Pty Ltd
	930	4,445,051	05-Feb-03	$12.70	
R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
W Bennallack	250	250			Held beneficially for First Gatoom Pty Ltd
M Harvie	250	250			Held beneficially for First Gatoom Pty Ltd
TOTAL		**4,446,301**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE RO. 3HOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	4,367	4,367			
First Gatoom Pty Ltd	2,892	2,892			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		7,259			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 12 February 2003 8:54
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

38069.pdf

ASX confirms the release to the market of Doc ID: 38069 as follows:
Release Time: 12-Feb-2003 08:53:13
ASX Code: VRL
File Name: 38069.pdf
Your Announcement Title: VRL Restructures Film Production Division

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

12 February 2003

VILLAGE ROADSHOW ANNOUNCES FINANCE RE-STRUCTURING FOR FILM PRODUCTION DIVISION AND EXPANSION OF CO-PRODUCTION DEAL WITH WARNER BROS.

Village Roadshow Limited's production arm, Village Roadshow Pictures, today announced the comprehensive restructure of its financing arrangements had been completed. This involves committing to a revolving fund of US$1b which is composed of borrowings of US$900m and US$100m of equity. This will provide access to higher budget and sequel movies including *The Matrix Reloaded* and *The Matrix Revolutions* as well as an expansion of the co-production deal with Warner Bros. beyond the present 40 film deal.

The financing previously was made available through a special purpose off balance sheet entity, Village Roadshow Films (BVI) Limited ("VRF"), in which Village Roadshow had a 19.9% interest. Village Roadshow has bought out the existing shareholders and provided 100% of the increased (effective) equity and as a consequence VRF will now be consolidated as a subsidiary. The effective equity for this company has increased to US$100m. Village Roadshow's incremental contribution for this re-capitalisation is US$46m which will be added to its existing US$4m equity and US$50m loan. As a consequence VRF's borrowing limit has been increased from US$750m to US$900m. Given the increased VRL contributions, the revolving facility continues to be limited recourse and involves a syndicate of banks led by CIBC which extends for three years through to January 2006.

Village Roadshow in the last five years has become established as the world's leading independent film producer with a strong library that includes titles such as *The Matrix, Ocean's Eleven, Miss Congeniality, Space Cowboys* and *Training Day*. Recently Village Roadshow Pictures has released the highly successful *Two Weeks Notice* with US grossing to date US$92m and Australia to date grossing A$15m with solid openings expected across the rest of the world rolling out in the next few months. Warner Bros. will continue to be the exclusive distributor for films co-produced with Warner Bros. (and its affiliate Castle Rock) on a worldwide basis with the exception of Australia, New Zealand, Greece and Singapore, which will continue to be handled by Village Roadshow's distribution operations.

Managing Director of Village Roadshow, Graham Burke, said "The new financing arrangements provide flexibility and a more robust foundation for Village Roadshow Pictures going forward. The existing successful "portfolio" approach to selecting a diverse range of films will continue. The new facility will allow us to continue producing between 6 and 8 films per year and in particular it will enable us to participate in co-producing the eagerly anticipated sequels to *The Matrix*. We believe *The Matrix* is the *Star Wars* of the new Millennium and that 2003 is going to be the year of *The Matrix* with *Matrix Reloaded* in May and *Matrix Revolutions* in November. In addition sequels are in development for *Ocean's Eleven, Miss Congeniality* and *Cats & Dogs*. No other company in the industry can claim such a unique array of proven hits. This is all part of a new slate of films with our principal partner Warner Bros. with whom, through Chairman Barry Meyer and President Alan Horn, we at Village Roadshow enjoy a unique relationship that is based on many decades of building success together."

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

In addition to the effective equity noted above, Village Roadshow is required to provide a security deposit of US$70m, which is an incremental US$60m on the existing terms. As with the previous financing arrangements, Village Roadshow may also be required to contribute a proportion of the prints and advertising expenditure ("P&A") associated with the release of each film in the event that receipts from film exploitation are insufficient to meet third party repayment requirements. Importantly at acquisition date there is no shortfall in P&A. All up therefore, including the existing equity takeout, Village Roadshow's incremental investment is US$122m for the division, taking it to a total of US$186m.

In addition, Chairman of Village Roadshow, Robert Kirby, said "We believe that the most significant growth prospects for the company lie within the production division. This refinancing ensures that Village Roadshow is appropriately structured to deal with the changing profile of the group as we increase our focus on production going forward. We are confident that this strategy will provide excellent future returns. This would not have been possible without the support of MBIA, one of the world's leading financial guarantors together with CIBC World Markets, our lead bank, who coordinated the entire transaction."

"Warner Bros. and Village Roadshow share some 30 years of mutual respect, trust and extraordinary success; this is one Hollywood partnership that keeps on working and growing," said Barry Meyer, Chairman & Chief Executive Officer, Warner Bros. "John, Robert and Graham are not just long-time colleagues; they are long-time and highly valued friends."

"Our partnership with Village Roadshow has enabled us to make some of the highest quality and most exciting motion pictures in our history," said Alan Horn, President & Chief Operating Officer, Warner Bros. "It is truly a pleasure to work with the Village Roadshow team and we are looking forward to many, many more years of creative and business success."

Village Roadshow Pictures, together with Warner Bros., has a number of films in active development and production as well as the *Matrix* sequels. These include *Dreamcatcher* directed by Lawrence Kasdan and from Stephen King's biggest best seller; *Troy* an epic adventure directed by Wolfgang Petersen and to star Brad Pitt and Eric Bana; and *Mystic River* starring Laurence Fishburne and directed by Clint Eastwood.

Attached is a pro forma unaudited balance sheet for VRF upon acquisition.

For further information please contact: Mr Graham Burke, Managing Director
Mr Peter Foo, Finance Director
Ph: 03 9667 6696

VRL Pro Forma Unaudited Balance Sheet at 31 January 2003

A$millions	VRL Group	VRF	Consolidation	Consolidated VRL
Cash	62	3		65
Film costs after amortisation	0	1,099		1,099
Goodwill	49	1		50
Security Deposit		120		120
Set up costs and other assets (Note 1)	1,608	30	(26)	1,612
Total Assets	1,719	1,253	(26)	2,946
Bank Debt	263	953		1,216
Other Liabilities	483			483
Total Liabilities	746	953		1,699
VRL Cost of Investment (Note 2)	330	(300)	(30)	0
Net Assets	1,303	0	(56)	1,247

VRL Group abnormal expense for write off of equity and financing set up costs taken at 31 Dec 2002 *(56)*

Note 1: ($26m) represents set up costs written off in line with VRL accounting policy.

Note 2: $330m represents $30m equity premium of third parties plus $300m loans/equity to VRF.
($300m) represents loans/equity from VRL to VRF, eliminated on consolidation.
($30m) represents goodwill on consolidation written off.

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 12 February 2003 9:16
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

38074.pdf

ASX confirms the release to the market of Doc ID: 38074 as follows:
Release Time: 12-Feb-2003 09:15:15
ASX Code: VRL
File Name: 38074.pdf
Your Announcement Title: Film Production Restructure presentation

VILLAGE ROADSHOW LIMITED

Production Finance Restructuring
February 2003

Presentation Outline

- Overview of the production business
- Details of the new production financing facility
- Impact on VRL
- Outlook for the production division (VRP)

VILLAGE ROADSHOW LIMITED

Overview of the Production Business

- Long term growth outlook
- Risk / return profile
- Experience / expertise
- Relationships
- Synergies

Partnerships

- Always in partnership with a major studio
  - Warner Bros. key partner
  - Other agreements with Paramount, Sony Pictures Entertainment, Universal and Twentieth Century Fox/New Regency

Development and Co-production

- Development
  - Script development
  - Greenlighting films based upon rigorous financial feasibility studies and creative assessments
- Co-production
  - Creative input at all stages – pre-production, principal photography and post-production
  - Production budget control

Exploitation

- Exploit film rights across all media and in all international markets (i.e. outside USA and Canada)
- Heavily involved in the marketing of films at all stages
  - Target audiences (positioning)
  - Optimise release dates
  - Media campaigns
  - Theatre outlets

The VRP team

L.A.

- 25 people
- Creative
- Distribution / Marketing
- Finance/Legal

Melbourne

- 10 people
- Corporate operations
- Finance and Reporting
- Compliance
- Legal

- Development costs jointly funded by VRP and partner studio
- Physical production funded by partner studio
- International copyright acquired for ~ 50% of production costs around the time of the first international release date

Co-Producer

➢ Fees received for co-production services ("Producer Fees")

- Received during physical production and on acquisition of copyright
- Total Producer Fee revenue driven by number of films and budget size

Copyright Owner

- Receives revenue from exploitation in all media
- Key expenses include
  - Distribution fees
  - Film acquisition costs (amortised)
  - Releasing costs
  - Participations and residuals
  - Interest / financing costs

Exploitation

- VRL's distribution companies distribute in Australia, New Zealand, Singapore and Greece
- Warner Bros. or partner studio utilised as sub-distributor in other international territories
- Shares in upside* from film exploitation in all media for all international territories
- Funds 15% of releasing costs, recouped from film exploitation
- To date, all releasing costs fully recouped
- Overhead fees received for each film to cover overheads incurred throughout production and exploitation

* *Upside shared with copyright owner – also a 100% VRL owned company*

Box Office / Market Position

- 30 releases to date
  - 26 with Warner Bros.
  - 4 with Paramount, Sony Pictures Entertainment and Twentieth Century Fox/New Regency
- Ten #1 openings at the US Box Office
- Over US$3 billion in worldwide box office

VRP Leadership Position


VRP Leadership Status
US$millions
1800
1600
1400
1200
1000
800
600
400
200
0
Intl Box Office # of films
16
16
9
9
12
13
12
13
18
21
11
13
30
Franchise
Morgan Creek
Bel Air
Phoenix
Lakeshore
Mandalay
Beacon
Revolution
Castle Rock
New Regency
Mutual
Spyglass
Village Roadshow

Source: *Variety.com*

VILLAGE ROADSHOW LIMITED

Financial Results



Production Division Reported EBITDA
A$'000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
1999
2000
2001
2002
2003F

VILLAGE ROADSHOW LIMITED

Details of New Production Financing Facility

- Allows for higher budget films and sequels (including sequels to The Matrix)
- Improved debt amortisation profile
- Extends financing facility until January 2006
- Removes equity partners and simplifies structure

	New Facility	**Old Facility**
Debt	US$900m	US$750m
Term	3 years to Jan 06	Expires Oct 04
Interest	Hedged at ~ 6%	Floating 3% - 6%
Debt Amortisation	Extended terms	

	New Facility	**Old Facility**
VRL Effective Equity	US$100m	US$4m
Security Deposit	US$70m	US$10m
VRL Loan	US$0m	US$50m
Equity costs	US$16m	
Total Investment	**US$186m**	**US$64m**
Total Incremental Investment	**US$122m**	

- Possible recourse
  - US$170m cash invested
  - 15% releasing costs (to the extent unrecouped)
  - Up to US$35m of recouped releasing costs
- Risk partially reduced by Producer Fee income
- On transition to the new deal, all releasing costs were fully recouped

VILLAGE ROADSHOW LIMITED

Impact on VRL

VRP Revenue Streams

Producer

- Old Deal
  - Ownership 100%
  - Accounting - consolidated
- New Deal
  - Ownership 100%
  - Accounting - consolidated

Copyright Owner

- Old Deal
  - Ownership 19.9%
  - Accounting SPC, off - balance sheet
- New Deal
  - Ownership 100%
  - Accounting - consolidated

Exploitation

- Old Deal
  - Ownership 100%
  - Accounting - consolidated
- New Deal
  - Ownership 100%
  - Accounting - consolidated

A$'millions	VRL Group	VRF	Consolidation	Consolidated VRL
Cash*	62	3		65
Film costs after amortisation	0	1,099		1,099
Goodwill	49	1		50
Security Deposit		120		120
Set up costs and other assets	1,608	30	(26)	1,612
Total Assets	1,719	1,253	(26)	2,946
Bank Debt	263	953		1,216
Other Liabilities	483			483
Total Liabilities	746	953		1,699
VRL Cost of Investment	330	(300)	(30)	0
Net Assets*	1,303	0	(56)	1,247

* *VRL Group abnormal expense for write off of equity and financing set up costs taken at 31 Dec 2002* *(56)*

VILLAGE ROADSHOW LIMITED

Outlook for VRP

- Reduced distribution fee expenses
- Defined liability
- Selection capacity enhanced
  - higher budget films
  - sequels
- Matrix franchise

2003

- Dreamcatcher – March 2003
- The Matrix Reloaded – May 2003
- Mystic River – October 2003
- Torque – October 2003
- The Matrix Revolutions – Nov 2003

2004 - Forecast

- Taking Lives
- Troy
- Cats & Dogs 2
- Miss Congeniality 2
- Ocean's Twelve